Exhibit 23.2

Consent of Independent Certified Public Accountants

We have issued our report dated March 31, 2016 with respect to the combined financial statements of The Carve-Out Agency Business of Arbor Commercial Mortgage, LLC and Subsidiaries as of December 31, 2015 and 2014 and for the each of the three years in the period ended December 31, 2015, included in the Current Report on Form 8-K of Arbor Realty Trust, Inc., filed with the Securities and Exchange Commission on July 15, 2016, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement of Arbor Realty Trust, Inc. on Form S-3, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

New York, New York

July 15, 2016